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                           ACORN HILL PARTNERS L.L.C.
                          1301 AVENUE OF THE AMERICAS
                                   38TH FLOOR
                              NEW YORK, NY  10019


                                                               November 12, 1996

Dear Unitholder:

You will be receiving, if you have not already received, a letter from the General Partners of Aetna Real Estate Associates, L.P. recommending that you reject our offer to provide you with liquidity should you desire to sell your Units for $10 Cash per Unit. Acorn Hill Partners L.L.C. ("Acorn Hill Partners") would like to provide additional information which is not included in the General Partners' arguments against our offer but which you may find helpful in deciding whether to sell your Units.

o    The General Partners state that the Net Asset Value is $15.55 per Unit.
     BUT

     NET ASSET VALUE REPRESENTS A THEORETICAL VALUE ASSUMING A LIQUIDATION ON AN ASSUMED DATE AND DOES NOT NECESSARILY REPRESENT FAIR VALUE FOR YOUR UNITS. Additionally, Net Asset Value does not include closing costs and expenses associated with liquidation, which could be substantial. Net Asset Value also does not consider the illiquidity of limited partnership units or the on-going fees and expenses of operations, which often effects the value of real estate limited partnership units.

o    The General Partners state that the offer is inadequate.  BUT

     THE GENERAL PARTNERS HAVE NOT ARTICULATED ANY PLAN TO LIQUIDATE THE PARTNERSHIP AND PAY YOU THE LIQUIDATION PROCEEDS. Until the Partnership is liquidated, the General Partners will continue to receive their management fees. We believe the absence of a current liquidation plan also reduces the market value of the security and our ability to offer you a higher price.

o The General Partners inform you that you will not receive distributions if you sell. BUT

     THE PARTNERSHIP IS CURRENTLY ONLY DISTRIBUTING $0.72 PER UNIT ANNUALLY. This is only a 4.6% distribution on what the General Partners tell you is an investment worth $15.55 per Unit. Government backed tax exempt bonds, which are safer, tax-free and easily tradeable, will provide higher current returns. The current low distribution level is also a factor in our offer price.

o    The General Partners strongly recommend against selling.  BUT

     K-1 COSTS DILUTE PERFORMANCE FOR SMALL INVESTORS. For the investor holding 250 units, K-1 processing costs may be $150/year, thereby reducing the last year's distributions from $180 to only $30. These reporting costs will have a smaller effect on a larger investor, such as the offeror.

ACORN HILL PARTNERS L.L.C. SIMPLY WISHES THAT YOU CONSIDER ALL THE FACTORS WHICH MAY AFFECT YOUR DECISION TO SELL YOUR UNITS FOR CASH. If you have any questions or comments, please call The Herman Group at (800) 992-6174.


                                           ACORN HILL PARTNERS L.L.C.